Federal National Mortgage Association
1100 15th Street, NW
Washington, DC 20005
February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re: Notice of Disclosure filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fannie Mae (formally known as the Federal National Mortgage Association) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on February 11, 2026.

Sincerely,

Federal National Mortgage Association

By:	/s/ David B. Rich III
David B. Rich III
Enterprise Deputy General Counsel and Senior Vice President